FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding general shareholders’ meeting.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 91 753 81 00 91 753 80 00 Fax 91 314 28 21 91 75394 94 www.repsol.com prensa@repsol.com

Madrid, April 30th 2010

Number of pages: 4

The Chairman presents the main projects and investments for

Horizon 2014

REPSOL HOLDS ITS ANNUAL GENERAL

SHAREHOLDERS’ MEETING

•	The gross dividend for 2009 was 0.85 euros per share, representing a 66% pay-out.

•	During 2009, the company carried out a record exploration campaign with 15 important finds, three of which are amongst the world’s biggest discoveries.

•	In the first quarter of 2010, all Repsol business areas increased their earnings, Upstream 133.5%, LNG 209.1% and Downstream 25.8%. YPF also increased 27.2% and Gas Natural Fenosa 51.5%.

•	Operating income for the first quarter was 1.538 billion euros, 61% higher than the same period of 2009.

•	By March 31st 2010, the company’s financial liquidity was 6.481 billion euros, 489 million more than at the end of 2009.

•

Antonio Brufau explained to the shareholders the projects and strategy to generate value in Horizon 2014, where the Upstream unit will be the growth driver following the unprecedented exploratory success during the last two years.

•	Repsol’s strong balance sheet will allow the company, in the expected scenario for 2010-14, to finance its growth and remunerate its shareholders appropriately during the coming years.

•

The General Shareholders’ Meeting agreed to re-elect for a renewed 4-year period the board members Paulina Beato, Artur Carulla, Javier Echenique, Henri Philippe Reichstul, and the company Pemex Internacional España, S.A.

Press Release

Repsol Chairman, Antonio Brufau presided the company’s General Shareholders’ Meeting, which approved a gross dividend of 0.85 euros per share payable from 2009 earnings, 19% less than 2008.The total dividend payout from 2009 earnings amounts to 1.038 billion euros. On December 22nd, the company paid a final gross dividend of 0.425 euros per share against 2009 earnings. The final dividend is to be paid from July 8th 2010.

The total dividend payout (percentage of profit destined to dividend) is 66.4% and is compatible with the company’s growth plans.

2009: Unprecedented exploratory success in a difficult financial environment.

Antonio Brufau started his presentation with a summary of 2009 earnings, when the company posted net income of 1.559 billion euros, representing a 39% decline from the previous year. These results were obtained in a difficult financial environment which was marked by the fall in international oil and gas prices and refining margins that severely affected the company’s operating income, which totalled 3.244 billion euros 35.4% less than 2008.

Repsol’s chairman highlighted that, in spite of the difficult financial environment, last year the company carried out the most successful exploratory campaign of its history. Of the company’s 15 oil and gas discoveries, three of them-Abare West in Brazil, Buckskin in the United States and Perla 1X in Venezuela-are amongst the top ten offshore finds in the world during 2009, with the Perla 1X being the biggest ever gas discovery recorded by the company.

During 2009, the company made a significant effort to cut costs, with savings of 800 million euros, added to a reduction in investments during the 2008-2012 period of 3.9 billion euros. The implementation of the savings plan did not affect the progress of the company’s strategic projects, which will help ensure the company’s organic growth.

1st quarter of 2010: Repsol increases its net profit 30%

Repsol’s chairman then referred to the first quarter 2010 earnings, when the company posted a net income of 688 million euros, 30% more than the previous year. The operating income was 1.538 billion euros, 61% more than in the first quarter of 2009.

Press Release

These results were obtained in an environment marked by the recovery of international oil prices (Brent +71.7%), low refining margins (-54.3%) and the depreciation of the dollar against the euro (-6.1%).

In the first quarter of 2010, all Repsol business areas reported double-digit earnings growth, Upstream, LNG and Downstream, increased profit by 133.5%, 209.1% and 25.8% respectively. YPF rose by 27.2% and Gas Natural Fenosa 51.5%.

New Horizon 2014

Antonio Brufau went on to explain to the shareholders the new projects and investments that will define the company’s strategy through to 2014, approved in the last Meeting of the Board of Directors of Repsol.

In the last two years Repsol’s unprecedented success in its exploratory campaign, and the changes wrought by the international financial crisis, have set a new framework for the company’s strategy, which maintains its main lines of action, keeping to a rigorous financial discipline and shareholder value creation as outlined in the 2008-2012 Strategic Plan. The company’s solid financial position, with liquidity of 6.481 billion euros at the end of the first quarter of 2010, will allow the Company to finance its planned investments for the coming years.

The chairman highlighted the significant advances made in the 2008-2012 Strategic Plan, as many of the main projects included have already been completed (Canaport, Shenzi, IR/Libya, Peru LNG), or will start-up in short (Bilbao, Cartagena).

In this new scenario, Upstream activity will drive company growth, as the high potential of recent discoveries is developed. The presence of Repsol in geographical areas which are amongst those with the highest growth potential in the world, and its renowned capacity in ultra deep-water exploration, has turned it into one of the companies with best future growth outlook.

Repsol’s investment strategy for the coming years is based on a more solid portfolio of growth projects in Upstream that will allow for an annual hydrocarbon production growth of between 3% and 4% until 2014 and an even larger production growth until 2019, with a reserve replacement ratio above 110% in the coming five years.

In the Downstream area, Antonio Brufau explained that the expansion projects at Bilbao and Cartagena are at a very advanced phase and their start-up is planned for the end of 2011, allowing for an improvement in refining margins due to the application of the most advanced technological processes, and consolidating the company’s leadership in the Spanish refining business.

Press Release

Additionally, YPF and Gas Natural Fenosa’s leadership in the gas and electricity markets will give Repsol a stable cash flow.

All of this, subject to the realisation of price assumptions, will allow Repsol to finance investments planned for Horizon 2014, to increase dividends and reduce debt through financial discipline based on operative costs savings and disinvestment in non-strategic assets, and to maintain excellence in operations and the internationally recognised advances made in safety and corporate responsibility.

Board members

The General Shareholders’ Meeting of Repsol YPF, S.A. agreed to re-elect as board members for a renewed 4-year period:

•	Mrs. Paulina Beato Blanco.

•	Mr. Artur Carulla Font.

•	Mr. Javier Echenique Landiribar.

•	Mr. Henri Philippe Reichstul.

The General Shareholders’ Meeting of Repsol YPF, S.A. also agreed the re-election as board member, for a renewed 4-year period, of Pemex Internacional España, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

Press Release

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 3rd, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer